WillScot Corporation
901 S. Bond St., Suite 600
Baltimore, MD 21231

November 28, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             WillScot Corporation
Registration Statement on Form S-4
Filed November 8, 2018
File No. 333-228270

Schedule TO
Filed November 8, 2018
File No. 5-89097

Dear Mr. Hinden:

WillScot Corporation (referred to as the “Company”, “we”, “our” or “us”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 20, 2018 (the “Comment Letter”) regarding our Registration Statement on Form S-4, filed with the Commission on November 8, 2018 (the “Registration Statement”), and our Schedule TO, filed with the Commission on November 8, 2018 (the “Schedule TO”), relating to the Company’s offer (the “Offer”) to exchange certain of its warrants for shares of its Class A Common Stock, par value $0.0001 per share. The Company has today filed via EDGAR this letter together with its amended registration statement on Form S-4 (the “Amended Registration Statement”) and the amended Schedule TO (the “Amended Schedule TO”) which respond to the Staff’s comments contained in the Comment Letter. For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

Schedule TO

1.              Given the Veterans Day and Thanksgiving Day federal holidays, the Offer appears to be open for only 19 business days. Please advise or revise accordingly. Refer to Exchange Act Rule 13e-4(a)(3) and (f)(1)(i).

The Company acknowledges the Staff’s comment and confirms that it will extend the Offer until December 7, 2018 and has revised the Amended Registration Statement and the Amended Schedule TO to the extent necessary to reflect the new expiration date.

2.              Based on the disclosure in Item 10 of the Schedule TO, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the prospectus/offer to exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement and Amended Schedule TO to include the information required by Item 1010(c) of Regulation M-A.

Registration Statement on Form S-4

General

3.              Please explain the basis upon which you have concluded that the exchange offer will not have a going private effect. Please see Exchange Act Rule 13e-3(a)(3)(ii)(A). We note the disclosure on the prospectus cover page that cash will be paid in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the exchange offer given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of warrant holders who, giving effect to the exchange offer consideration, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of warrant holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

In adopting Rule 13e-3, the Commission focused on protecting investors from the possible deleterious and coercive effects of going private transactions (Release No. 34-16075 (August 2, 1979). The exception to Rule 13e-3 in subsection (g)(2) thereof is designed to afford relief to transactions, including recapitalizations (as the Company intends to accomplish through the exchange of Warrants in the Offer), in which security holders are “offered or receive only an equity security” which has “substantially the same attributes” as the target security. Rule 13e-3 notes that such requirement shall “be deemed satisfied if unaffiliated security holders are offered common stock”. The 13e-3(g)(2) exception reflects the Commission’s belief that such transactions are “outside the purpose of Rule 13e-3 since all holders of that class of security are on equal footing and are permitted to maintain an equivalent or enhanced equity interest” following the transaction (Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979). Unlike “going private” transactions generally encompassed by Rule 13e-3 which often result in an “illiquid market or termination of the protections of the federal securities laws” (Release No. 34-17719 (April 13, 1981)), the Offer provides Warrant holders who elect to exchange their Warrants for Common Stock the opportunity to continue to own equity securities of the Company, subject to minor adjustments for fractional shares as discussed below,  that  will enable such holders to continue to  enjoy the benefits of public ownership and the protections of the Exchange Act.

As disclosed in the Prospectus/Offer to Exchange, Warrants not exchanged for Common Stock pursuant to the Offer will remain outstanding subject to their current terms. The Company does not currently intend to deregister the Warrants, if any, that remain outstanding after completion of the Offer and, notwithstanding any such deregistration in the future, the Company will continue to be subject to the reporting requirements under the

Exchange Act as a result of the continuing registration of the Common Stock. The Company’s purpose for conducting the Offer, as stated in the Prospectus/Offer to Exchange, is to provide an opportunity for all Warrant holders to realize value and increased liquidity(1) by transitioning on a cashless basis into shares of the Company’s Common Stock that are registered with the Commission and traded on Nasdaq. Further, upon exchange of Warrants in the Offer and the receipt of Common Stock, each participating holder will then be entitled to, among other things, one vote for each share held of record on all matters to be voted on by shareholders of the Company and to receive dividends if and when declared by the Company’s board of directors.

The Staff raises the question whether the payment of cash in lieu of fractional shares to participating Warrant holders would render the exception provided by Rule 13e-3(g)(2) unavailable to the Company. Based on the foregoing information about the Offer and for the reasons discussed below, the Company respectfully submits to the Staff that the Offer does not conflict with the purpose underlying the Commission’s adoption of Rule 13e-3 and that the Offer falls squarely within the intended scope of Rule 13e-3(g)(2) in permitting all Warrant holders a meaningful opportunity to maintain an “enhanced equity interest” in the Company through the ownership of Common Stock.

In response to the Staff’s comment, please find below the requested information relating to the cash disposition of fractional shares in connection with Offer.

•                                          On November 26, 2018, based on information provided to the Company by its transfer agent, there were approximately 12 registered holders of the Warrants. The Company expects a substantial majority, if not all of these holders, giving effect to the exchange ratio, to be subject to a cash disposition in lieu of fractional shares.

•                                          Based on (i) the last sale price of the Company’s Common Stock on Nasdaq on November 26, 2018, (ii) 69,499,694 Warrants outstanding as of November 26, 2018, and (iii) the above stated number of Warrant holders as of November 26, 2018, the Company estimates that approximately $45.67 will be payable to dispose of fractional interests pursuant to the Offer (or approximately < 0.01% of the maximum aggregate Offer consideration).

•                                          No Warrant holders of the Company will be effectively cashed out after giving effect to the cash disposition of fractional shares because every Warrant holder of the Company holds well in excess of six Warrants, and, based on the exchange ratio of 0.18182, would receive at least one share of Common Stock of the Company.

As indicated by the figures above, the amount of cash to be paid by the Company to dispose of fractional shares in the Offer represents a de minimus portion of the maximum aggregate consideration in the Offer, which is approximately $171,602,787.30 (based on the closing price of the Common Stock of $13.58 on the Nasdaq Capital Market on November 26, 2018). Except for this de minimus cash payment, which is incidental to the overarching exchange transaction, all of the consideration in the Offer will consist of Common Stock of the Company. As is customary in securities transactions to avoid the administrative complexities of issuing fractional shares, holders who are due fractional shares in the Offer will receive an amount of cash equal to such fractional part of a share multiplied by the last sale price of the Company’s Common Stock on Nasdaq on the last trading day of the Offer Period. This cash amount is therefore an equivalent value to the fractional interests each holder is due. All Warrant holders will receive Common Stock and the cash for the fractional shares they are due

(1)  In October 2018, the Warrants were removed from trading on Nasdaq and currently trade on the OTC Markets, which may make it more difficult for holders to dispose of their Warrants in the secondary market, as compared to the liquidity of the Common Stock which are listed and trade on Nasdaq.

based on the prescribed fixed exchange ratio. As such, there is no disparate treatment between any Warrant holders in terms of the form and amount of consideration.

As the Staff is aware, interpretive guidance from the Commission reflects that that Staff has previously taken a less literal and formalistic approach to determining the intended scope of the Rule 13e-3(g)(2) exception. Though the exception provides that security holders may be offered “only an equity security,” the Staff has stated that reliance on the exception would not be lost if all security holders are offered the opportunity to elect either cash or stock consideration and the cash offered is substantially equivalent to the value of the security offered. Given that the Staff has extended the Rule 13e-3(g)(2) exception to cash/stock elections because they satisfy the exception’s underlying purpose of ensuring that security holders are permitted an opportunity to maintain an equivalent or enhanced equity interest, the Company respectfully submits that the Offer, which meets the same principles, also falls within the intended scope of the Rule 13e-3(g)(2) exception.

The Company has also noted that the Staff has not required the filing of a Schedule 13E-3 in recent transactions where cash was paid in lieu of fractional interests. See, e.g., Correspondence from Forest City Realty Trust, Inc., Response 1 (filed April 14, 2017); Correspondence from Global Net Lease, Inc., Response 1 (filed October 21, 2016) and Correspondence from Tesla Motors, Inc., Response 1 (filed October 7, 2016). Further, the Staff has previously granted “no-action” relief for reliance on Rule 13e-3(g)(2) for transactions that have involved the payment of cash in lieu of fractional shares to target security holders. See, e.g., Canadian Pacific Limited (June 26, 1996); Standard Shares, Incorporated (April 28, 1989); and Swanton Corporation (November 26, 1984). While the discussion relating to the availability of the exception did not focus on the presence of this cash payment, the Staff in each instance granted “no-action” relief from Rule 13e-3 on the basis of the Rule 13e-3(g)(2) exception.

Conditions to the Offer, page 15

4.              We note the disclosure in the first bullet point of this section, including the language that “no action or proceeding by…any other person…shall have been threatened…that directly or indirectly challenges the making of the Offer, the tender of some or all of the Warrants pursuant to the Offer or otherwise relates in any manner to the Offer…” (emphasis added). A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To avoid the potential implication that that these conditions may be triggered at the election of the Company or that the Company may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise this condition to include an objective standard, such as a standard of reasonableness, against which the Company’s discretion may be judged.

The Company acknowledges the Staff’s comment and confirms that it has revised this condition and reflected such change in the Amended Registration Statement and Amended Schedule TO.

Withdrawal Rights, page 19

5.              We note the disclosure on page 19 that “[a]fter the Offer Period expires, such tenders are irrevocable, provided, however, that Warrants that are not accepted by us for exchange on or prior to December 17, 2018 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.” Similar disclosure appears elsewhere. Please reconcile this date with the requirement set forth in Exchange Act Rule 13e-4(f)(2)(ii) and the definition of business day in Rule 13e-4(a)(3).

The Company acknowledges the Staff’s comment and confirms that it has reconciled this date with the requirement set forth in Exchange Act Rule 13e-4(f)(2)(ii) and the definition of business day in Rule 13e-4(a)(3) in the Amended Registration Statement and Amended Schedule TO.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (410) 931-6150.

Sincerely,

/s/ Bradley L. Bacon
Bradley L. Bacon
Vice President, General Counsel & Corporate Secretary
WillScot Corporation

cc:	Jeffrey J. Pellegrino, Partner
Allen & Overy LLP